SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

02052514

PE
8-1-02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PROCESSED
AUG 26 2002
P THOMSON FINANCIAL

For the month of August 2002

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X____ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SEC MAIL PROCESSING
RECEIVED
AUG 21 2002
WASH. D.C. 155 SECTION

Attached hereto and incorporated by reference herein is a press release dated August 13, 2002. This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) (ii) two Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608 and 333-13716).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By: ________________
Name: Aviram Lahav
Title: Chief Financial Officer

Date: August 19, 2002

EARNINGS RELEASE

Delta Galil Reports 16% Increase in Net Income to $3.2 Million or $0.17 EPS for Second Quarter 2002

Sales to Marks & Spencer Increase
Sales to North America Decrease

Tel Aviv, August 13, 2002 - Delta Galil Industries Ltd. (NASDAQ: DELT), the global provider of private label intimate apparel, men's underwear, socks, baby-wear and leisurewear, today reported second quarter sales of $131.2 million, a decrease of 4 percent over the comparable quarter of 2001. North America accounted for 52 percent of total second quarter sales, Europe for 41 percent and Israel for 7 percent.

In the first six months of 2002, sales totaled $256.0 million, a decrease of 5 percent from the first half of 2001. North America accounted for 52 percent of total first half sales, Europe for 41 percent and Israel for 7 percent.

Delta's sales in North America decreased 11 percent for the second quarter totaling $68.9 million compared to $77.4 million in the second quarter of 2001. North American sales dropped 12 percent for the first half of 2002, totaling $133.4 million compared to $151.2 million in the first six months of 2001.

Delta's North American sales to specialty and department stores dropped 10 percent in the second quarter, totaling $25.2 million compared to $27.9 million in the second quarter of 2001.

Sales to the US mass market decreased 12 percent to $43.7 million compared to $49.4 million in the second quarter last year. Following very low sales levels to the US mass market during April and May 2002, sales to the US mass market increased during June 2002 compared to June 2001. This improvement continued through July and is expected to persist in the third quarter.

Delta's sales to its largest customer, UK chain Marks & Spencer, increased 16 percent for the second quarter totaling $41.6 million and representing 32 percent of Delta's total sales, compared to $36.0 million in the second quarter of 2001, which represented 26 percent of total sales.

In the first six months of 2002, Delta's sales to Marks & Spencer increased 10 percent totaling $79.2 million and representing 31 percent of sales compared to $71.9 million, which represented 27 percent of sales in the same period of 2001.

Arnon Tiberg, Delta's President and CEO, noted that in the second quarter Delta continued to increase its sales to Marks & Spencer. "As we finish the third quarter, we are anticipating an overall increase in sales compared to last year. This being said, we are still seeing further decreases in sales to specialty and department stores, while sales to the US mass market and the European market will increase."

Net income for the second quarter was $3.2 million or $0.17 per share, an increase of 16 percent and 13 percent respectively compared to the same period last year. Net income for the first half amounted to $5.1 million or $0.27 per share, a decrease of 11 percent and 10 percent respectively. Net income, for the first half, before non-recurring items, amounted to $5.9 million or $0.31 per share, a decrease of 4 percent and 3 percent respectively from the first half of 2001.

Operating profit in the second quarter totaled $6.6 million, flat compared to the second quarter of last year. In the first six months of 2002, operating profit dropped 31 percent totaling $9.2 million as compared to $13.2 million in the first half of 2001. Operating profit in the first six months, before non-recurring items, decreased 18%, totaling $11.6 million compared to $14.1 million in 2001.

Non-recurring items in the first six months of 2002 included expenses relating to the cancellation of a contract with a supplier and expenses relating to the closure of a sewing plant.

Selling and marketing expenses grew by 4 percent in the second quarter of 2002, totaling $14.5 million compared to $13.9 million in the second quarter of 2001. Selling and marketing expenses increased by 6 percent in the first six months of 2002 totaling $28.8 million compared to $27.2 million in the first six months of 2001. The increase in selling and marketing expenses is attributed to an increase in airfreight expenses relating to the decrease in lead-time required by the Company's customers.

Aviram Lahav, Chief Financial Officer, noted that if the devaluation of the US Dollar versus the Euro and the Pound Sterling continues, the Company expects it to contribute to improved operating profitability in the second half of 2002.

Dov Lautman, Chairman of Delta, stated that Marks & Spencer's recovery from its recent crisis and stronger performance, combined with Delta's successful entrance into the US mass market, position Delta as a leading global supplier, with sales to premier customers in Europe and in North America. "We continue to implement strategic changes in our managerial structure, which we expect will contribute to building an infrastructure for improved growth and profitability."

Operating cash flow for the second quarter grew to $2.4 million compared to negative cash flow of $7.9 million in the corresponding quarter last year.

In addition, Delta announced that today it signed an agreement with Strechline Holdings Ltd ("Strechline"), a leading worldwide manufacturer in the elastic tapes market, to be a strategic partner in Delta Elastic Tapes Industries Ltd., a fully owned subsidiary of Delta. In the first phase of the agreement, Strechline purchased 10 percent of the subsidiary's shares for $250,000. In addition, Strechline received an option to increase its share in the subsidiary on the terms to be agreed upon by the parties at a later stage, including the number of shares and the consideration.

The board of directors of the Company announced the distribution of a dividend of approximately $1.1 million, or $0.06 per share, for the second quarter of 2002, payable to shareholders of record on August 21, 2002.

Delta also announced that the Company completed its previously announced $3 million share repurchase program. During the period from October 14, 2001, through July 24, 2002, the Company purchased a total of 378,500 of its ordinary shares for an aggregate amount of approximately $3.0 million. The repurchased shares represent 1.97 percent of the Company's outstanding shares.

Management will conduct a teleconference tomorrow, August 14, at 10:00 a.m. Eastern Time to discuss second quarter results. To participate, please dial: (US) 877-281-1524 or 866-500-4964 or (International) 972-3- 925-5910, several minutes prior to start. No confirmation number is required.

Delta Galil is a leading global manufacturer of quality apparel for the mass market sold under brands such as Ralph Lauren, Donna Karan, Calvin Klein, Hugo Boss and Nike. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Marks & Spencer, Victoria's Secret, GAP, Banana Republic, Carrefour, J. Crew, Target, Wal-Mart, Kmart and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Scotland, Jordan, Egypt, Turkey, Eastern Europe, North and Central America, Caribbean and Far East. Delta concluded its U.S. IPO in March of 1999. For more information, please visit our website: www.deltagalil.com.

(This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of DELTA Galil Industries Ltd.. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Aviram Lahav	**Delta Galil Industries Ltd.**	**Tel: +972-3-519-3744**
Rachel Levine	**The Anne McBride Company**	**Tel: +212-983-1702**

FINANCIAL TABLES FOLLOW

DELTA

GALIL INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2002	2001	2001
	In US $ thousands		
Assets:			
Current assets:			
Cash and cash equivalents	7,735	7,371	12,762
Accounts receivable:			
Trade	93,277	92,591	84,640
Other	17,903	19,580	20,144
Inventories	129,498	135,474	132,987
Investee company	1,585	1,483	1,520
Total current assets	249,998	256,499	252,053
Investments and long-term receivables	8,787	11,218	11,579
Property, plant and equipment	115,934	119,604	117,397
Other assets and deferred charges	44,015	44,149	43,936
	418,734	431,470	424,965
Liabilities and shareholder's equity:			
Current liabilities:			
Short-term bank credit	95,619	92,146	93,301
Current maturities of debentures		1,209	623
Accounts payable and accruals:			
Trade	53,384	61,788	59,064
Other	23,929	27,742	25,045
Total current liabilities	172,932	182,885	178,033
Long-term liabilities:			
Deferred income taxes	14,393	12,988	13,649
Liability for employee rights upon retirement	4,770	6,061	4,951
maturities)	24,567	30,045	26,456
Total long-term liabilities	43,730	49,094	45,056
Total liabilities	216,662	231,979	223,089
Minority interest	3,615	3,812	3,687
Shareholders' equity	198,457	195,679	198,189
	418,734	431,470	424,965